Exhibit 99.1

Change in Independent Registered Public Accounting Firm

New Delhi, July 13, 2023: Azure Power Global Limited (the “Company” or “Azure”) (NYSE: AZRE), an independent sustainable energy solutions provider and renewable power producer in India, today announced change in its independent registered public accounting firm.

Appointment of ASA & Associates LLP

On July 12, 2023, the Company’s Board approved the appointment of ASA & Associates LLP (“ASA”) as an independent public accounting firm registered with the Public Company Accounting Oversight Board (“PCAOB”), for the Company’s US GAAP consolidated financial statements for the fiscal year ended March 31, 2022 (“Fiscal 2022”), pursuant to the resignation of S.R. Batliboi & Co. LLP.

During the Company’s two most recent fiscal years ended March 31, 2022 and March 31, 2023 (“Fiscal 2023”), and subsequent interim period prior to engagement of ASA, neither the Company nor anyone on its behalf consulted ASA with respect to either the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s financial statements, and no written report or oral advice was provided to the Company by ASA that ASA concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue.

ASA is a full-service firm of accountants, tax advisory, corporate strategy and compliance experts with over 32 years of experience and over 1,000 associates. It helps with developing, implementing and monitoring entry strategies to India. It is also a consultant to the US Commercial office, the Swiss chamber and industry bodies of several other countries and has affiliations in over 39 countries. In India, ASA is the auditor for one of the largest public sector banks in India and have been an auditor for various large size public institutions. Azure looks forward to working with ASA to complete the audit of Company’s US GAAP consolidated financial statements for Fiscal 2022.

Proposal for Appointment of MSKA & Associates

MSKA & Associates (“MSKA”), a member firm of BDO International, is currently the statutory auditor of the Company’s subsidiaries, Azure Power India Private Limited (“APIPL”) and Azure Power Rooftop Private Limited (“APRPL”), including subsidiary companies of APRPL. The Company’s Board has accepted the proposal to appoint MSKA, as statutory auditors of certain subsidiary companies of APIPL for the Fiscal 2022, pursuant to the resignation of S.R. Batliboi & Co. LLP.

Exhibit 99.1

Resignation of S.R. Batliboi & Co. LLP (“SRB”), member firm of Ernst and Young Global Limited

SRB in its letter dated July 10, 2023, tendered its resignations as the independent registered public accounting firm of the Company and the Auditors of the subsidiary companies of APIPL.

In its letter, SRB stated that in view of the fact that they are yet to receive the information that they have requested to complete their audit work inclusive of our March 31, 2022 draft financial statements, US annual filing, associated books and records, and our conclusions and representations on the impact of the whistle blower complaints, it is not possible for them to complete the audit of the financial statements within the timeline expected by the company. They have therefore tendered their resignation.

During the Company’s two most recent fiscal years, Fiscal 2022 and Fiscal 2023, and subsequent interim period prior to resignation of SRB, except for information outstanding as mentioned above, the Company did not have disagreements with SRB on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of SRB, would have caused SRB to make reference to the subject matter of the disagreements in connection with its reports on the consolidated financial statements for such years.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and the US Private Securities Litigation Reform Act of 1995, including statements regarding the bringing of a fresh perspective and valuable guidance, driving growth and success, driving the Company forward, and achieving Company goals. Words such as “may,” “will,” “should,” “likely,” “anticipates,” “expects,” “intends,” “plans,” “projects,” “believes,” “estimates,” “outlook” and similar expressions are used to identify forward-looking statements. These statements are based on current expectations and beliefs and are subject to uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements in this press release. All forward-looking statements in this press release are based on information available to the Company as of the date hereof, and the Company assumes no obligation to update any forward-looking statements.

For more information:

Investor Contact

ir@azurepower.com